UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:	Integrated Wellness Acquisition Corp
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	1441 Broadway, 6th Floor
City, State and Zip Code:	New York, NY, 10018

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarter ended March 31, 2025 within the prescribed time period without unreasonable effort or expense due to delays in obtaining and compiling information to complete the procedures relating to its quarter-end reporting process. While the Company intends to file the Quarterly Report as soon as practicable, it does not expect to file the Quarterly Report within the 5-day extension period provided under Rule 12b-25 under the Exchange Act. . Management has determined that as of March 31, 2025, material weaknesses exist related to the fact that the Registrant has not yet designed and maintained effective controls related to (i) the financial statement close process and (ii) the accounting for complex transactions.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Matthew Malriat	917	397-7625
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2025, we had a net loss of $237,976. Net loss is comprised primarily of interest earned on cash held in the Trust Account of $113,177, offset by formation and operating costs of $191,736, legal and accounting services of $104,538, insurance expense of $24,878, and administrative expenses of $30,000.

For the three months ended March 31, 2024, we had a net loss of $37,130. Net loss is comprised primarily of interest earned on cash held in the Trust Account of $523,484, offset by formation and operating costs of $46,468, legal and accounting services of $185,507, listing fees of $21,250, insurance expense of $18,862, administrative expenses of $270,158, and advertising and marketing expense of $18,369.

The amounts reported above are still under review by the Registrant’s accounting staff and may differ once reported in the Form 10-Q to be filed by the Registrant.

Integrated Wellness Acquisition Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2025	By:	/s/ Matthew Malriat
Matthew Malriat
Chief Executive Officer and Chief Financial Officer